Exhibit 99.1

YAMANA ANNOUNCES FILING OF PRELIMINARY PROSPECTUS RELATING TO BRIO GOLD PURCHASE RIGHTS AND QUALIFICATION OF BRIO SHARES

TORONTO, ONTARIO, October 17, 2016 — YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) is pleased to announce that its wholly owned subsidiary, Brio Gold Inc. (“Brio Gold”), has filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with qualifying a secondary offering (the “Offering”) of Brio Gold common shares held by Yamana (the “Brio Shares”), which will be transferred to purchasers through and subject to the exercise of purchase rights (the “Purchase Rights”).  Yamana intends to distribute the Purchase Rights to its shareholders (the “Yamana Shareholders”) as a dividend in-kind.  The Purchase Rights shall provide Yamana Shareholders with an opportunity to purchase from Yamana a portion of its Brio Shares.  The exercise price will be determined in the context of the market prior to the filing of a final prospectus.  The effect of the Offering will be to spin-off Brio Gold as a standalone public company on the closing of the Offering (the “Spin-Off”).

The Spin-Off is being undertaken for the benefit of Yamana Shareholders and is the final stage of a plan that the Company implemented beginning in 2014 to surface value from certain non-core properties in Brazil.  Completion of the Spin-Off will also enable Yamana to better focus on its portfolio of six, soon to be seven,  producing mines in top mining jurisdictions and on its organic growth pipeline.  In particular, Yamana will be better positioned to focus on recent exploration success, optimization initiatives, and on advancing Canadian exploration and near-term development opportunities.

Yamana will maintain exposure to Brio Gold through a retained equity interest following completion of the Spin-Off.  The Purchase Rights allow Yamana Shareholders who choose to exercise their Purchase Rights to have more direct exposure to Brio Gold, while allowing those Yamana Shareholders that do not exercise their Purchase Rights to benefit through the sale of the Purchase Rights and through exposure to Brio Gold via Yamana’s retained interest.

Proceeds from the exercise of the Purchase Rights and any direct sales of Brio Shares will support the Company’s net debt reduction initiatives and thereby increase the Company’s financial flexibility to pursue its business plan and strategic objectives.  Brio Gold will not receive any proceeds from the Offering.  The preliminary prospectus also qualifies the secondary offering of Brio Shares to provide further public distribution of the Brio Shares, as required.

Yamana has retained CIBC World Markets Inc., National Bank Financial Inc., Canaccord Genuity Corp. and Cormark Securities Inc. to act as managing dealers and to solicit, on a commercially reasonable efforts basis, the exercise of the Purchase Rights.

Offering Details

Under the proposed Offering, Yamana Shareholders will be distributed Purchase Rights on the basis of a fraction of a Purchase Right for each Yamana common share held.  Each whole Purchase Right will entitle the holder to purchase one (1) Brio Share upon payment of an exercise price.  The Purchase Rights entitlement, exchange basis and exercise price will all be determined in the context of the market.

Subject to applicable law, a notice to shareholders, a Purchase Rights certificate and a final prospectus will be mailed to each Yamana Shareholder of record as of a record date to be set following the settlement of the final prospectus.  It is expected that the exercise period for holders of Purchase Rights to acquire Brio Shares will be open for 21 days from the date of the mailing of the final prospectus to Yamana Shareholders, after which period any unexercised Purchase Rights will expire and become void and of no value.  Yamana Shareholders who do not wish to exercise their Purchase Rights to acquire Brio Shares under the Offering will have the option of selling their Purchase Rights.

Yamana Shareholders who fully exercise their Purchase Rights will be entitled to purchase additional Brio Shares, if available, as a result of any unexercised portion of Purchase Rights prior to the expiry of the exercise period, subject to certain limitations set out in Brio Gold's preliminary prospectus.

The preliminary prospectus contains important information relating to the Purchase Rights and the Brio Shares and is still subject to completion or amendment.  A copy of the preliminary prospectus is available under Brio Gold’s profile on SEDAR at www.sedar.com.  There will not be any distribution of Purchase Rights or transfer of Brio Shares until a receipt for the final prospectus has been issued.  Yamana will also send to Yamana Shareholders a notice setting out the details of the Offering.

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CST Trust Company has been appointed as the Subscription Agent for the Offering.  Laurel Hill Advisory Group is acting as the Information Agent for the Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Purchase Rights or common shares of Brio Gold in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful.  The common shares issuable upon exercise of the Purchase Rights have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.

The Purchase Rights may only be exercised in the United States by “Qualified Institutional Buyers” (“QIBs”) within the meaning of Rule 144A under the U.S. Securities Act.  The Purchase Rights may not be resold in the United States, but may be resold outside of the United States in accordance with the requirements of Regulation S under the U. S. Securities Act.  A trading market in the Purchase Rights may not develop.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, and Canada.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

INFORMATION AGENT CONTACT DETAILS:
Laurel Hill Advisory Group
416-304-0211
1-877-452-7184
Email: assistance@laurelhill.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Yamana. Forward-looking information includes, but is not limited to information with respect to expectations regarding completion of the Spin-Off, the anticipated use of proceeds from the Offering, the expected effects of the Spin-Off on Yamana, the exercise period of the Purchase Rights, the business plans, statements or information relating to the anticipated development activities of the Company, and expectations for other economic and business factors. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the expected use of proceeds discussed herein related to net debt reduction, delivering value creation over the long term, the Company’s existing and future business plans and opportunities, changes in general economic, business and political conditions, including changes in the financial markets, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected plans and objectives in connection with the Offering and Spin-Off and may not be appropriate for other purposes.

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